UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

140755109

(CUSIP Number)

October 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109	SCHEDULE 13G/A	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,396,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,396,770

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,221,943 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 140755109	SCHEDULE 13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,396,770 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,396,770 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,396,770 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based on 53,372,327 shares of Common Stock outstanding, consisting of 50,089,936 shares of Common Stock outstanding as of August 5, 2021, based on the disclosure in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the Securities and Exchange Commission on August 9, 2021, and 3,282,391 shares of Common Stock issued to Vifor (International) Ltd. on October 20, 2021.

(2)

Vifor Fresenius Medical Care Renal Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Fresenius Medical Care Renal Pharma Ltd. may be deemed to beneficially own such shares as a result of its right to acquire such shares upon exercise of an option granted to it by Vifor (International) Ltd. Vifor Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Vifor Fresenius Medical Care Renal Pharma Ltd. or Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 140755109	SCHEDULE 13G/A	Page 4 of 6 Pages

Preliminary Note

This Amendment No. 1 (this “Amendment”), amends and supplements the Schedule 13G (the “Schedule 13G”) initially filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2020 by each of Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP” and, together with Vifor (International), “Investors”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Investors, the “Reporting Persons”), relating to the shares of common stock, par value $0.001 per share (“Common Stock”), of Cara Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13G. Except as otherwise provided herein, each Item of the Schedule 13G remains unchanged.

Item 4.	Ownership.

Item 4 is hereby amended and restated in its entirety to read as follows:

(a)    Amount beneficially owned:

(b)    Percent of class:

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:

(ii)    Shared power to vote or to direct the vote:

(iii)    Sole power to dispose or to direct the disposition of:

(iv)    Shared power to dispose or to direct the disposition of:

As of October 20, 2021, the Reporting Persons’ respective beneficial ownership was as follows:

(A) Vifor (International) Ltd.

Amount beneficially owned: 7,396,770 shares

Percent of class: 13.9%

Sole voting power: 0

shares Shared voting power: 7,396,770 shares

Sole dispositive power: 0 shares

Shared dispositive power: 7,396,770 shares

(B) Vifor Fresenius Medical Care Renal Pharma Ltd.

Amount beneficially owned: 6,221,943 shares

Percent of class: 11.7%

Sole voting power: 0 shares

Shared voting power: 0 shares

Sole dispositive power: 0 shares

Shared dispositive power: 0 shares

(C) Vifor Pharma Ltd.

Amount beneficially owned: 7,396,770 shares

Percent of class: 13.9%

Sole voting power: 0 shares

Shared voting power: 7,396,770 shares

Sole dispositive power: 0 shares

Shared dispositive power: 7,396,770 shares

Vifor Fresenius Medical Care Renal Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Fresenius Medical Care Renal Pharma Ltd. may be deemed to beneficially own such shares as a result of its right to acquire such shares upon exercise of an option granted to it by Vifor (International) Ltd. Vifor Pharma Ltd.’s beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of

CUSIP No. 140755109	SCHEDULE 13G/A	Page 5 of 6 Pages

this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Vifor Fresenius Medical Care Renal Pharma Ltd. or Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 140755109	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: 10/21/2021	By:	/s/ Georg Frey
		Name:	Georg Frey
		Title:	Head Legal Corporate

	By:	/s/ Markus Frenzen
		Name:	Markus Frenzen
		Title:	Group Treasurer

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

Dated: 10/21/2021	By:	/s/ Georg Frey
		Name:	Georg Frey
		Title:	Head Legal Corporate

	By:	/s/ Markus Frenzen
		Name:	Markus Frenzen
		Title:	Group Treasurer

VIFOR PHARMA LTD.

Dated: 10/21/2021	By:	/s/ Georg Frey
		Name:	Georg Frey
		Title:	Head Legal Corporate

	By:	/s/ Markus Frenzen
		Name:	Markus Frenzen
		Title:	Group Treasurer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).